Filed pursuant to Rule 424(b)(2)
Registration Nos. 333-132370 and 333-132370-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$49,410,000.00	$1,516.89(1)

(1)	The filing fee of $1,516.89 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. Pursuant to Rule 457(p) under the Securities Act of 1933, the $67,208,440.40 remaining of the filing fee previously paid with respect to unsold securities that were registered pursuant to a Registration Statement on Form S-3 (No. 333-119615) filed by Citigroup Global Market Holdings Inc., a wholly owned subsidiary of Citigroup Inc., on October 8, 2004 is being carried forward, of which $1,516.89 is offset against the registration fee due for this offering and of which $67,206,923.51 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 2007-MTNDD095 DATED APRIL 24, 2007

(TO PROSPECTUS SUPPLEMENT DATED APRIL 13, 2006 AND PROSPECTUS DATED MARCH 10, 2006)

MEDIUM-TERM NOTES, SERIES D

Citigroup Funding Inc.

4,941,000 Stock Market Upturn NotesSM

Based Upon the Nikkei 225 Stock AverageSM

Due August 8, 2008

$10.00 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	We will not make any payments on the notes prior to maturity.
■

The amount you receive at maturity will be based on the direction and the percentage change of the Nikkei 225 Stock Average during the term of the notes, and may be positive, zero or negative. Thus, for each $10 note you hold at maturity, you will receive $10 plus:

■

if the ending value of the Nikkei 225 Stock Average has increased from its starting value, an amount equal to the product of (a) $10 and (b) three (3) times the percentage increase in the Nikkei 225 Stock Average up to a maximum return on the notes of 27% over the term of the notes (approximately 21.1% per annum on a simple interest basis). Because the return on the notes is limited to 27% over the term of the notes (approximately 21.1% per annum on a simple interest basis), the amount you receive at maturity will not exceed $12.70 per note.

■

if the ending value of the Nikkei 225 Stock Average has decreased from its starting value, a negative amount equal to the product of (a) $10 and (b) the percentage decrease in the Nikkei 225 Stock Average. As a result, the amount you receive at maturity will be less than the $10 principal amount per note and could be zero.

■	if the ending value of the Nikkei 225 Stock Average is equal to its starting value, no additional amount. As a result, the amount you receive at maturity will be $10 per note.
■	The notes are not principal-protected. At maturity you could receive an amount in cash less than your initial investment in the notes.
■	The notes have been approved for listing on the American Stock Exchange under the symbol “SNQ.”

Investing in the notes involves a number of risks. See “ Risk Factors Relating to the Notes” beginning on page PS-6.

“Nikkei,” “Nikkei Stock Average,” “Nikkei Average,” and “Nikkei 225” are the service marks of Nihon Keizai Shimbun, Inc. The Nikkei 225 Stock Average is the intellectual property of Nihon Keizai Shimbun, Inc. and Nihon Keizai Shimbun, Inc. reserves all the rights, including copyright, to the Nikkei 225 Stock Average. These service marks have been licensed for use for certain purposes by Citigroup Funding Inc. The notes have not been passed on by Nihon Keizai Shimbun, Inc. as to their legality or suitability. The notes are not issued, endorsed, sold or promoted by Nihon Keizai Shimbun, Inc. and Nihon Keizai Shimbun, Inc. makes no warranties and bears no liability with respect to the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per note	Total
Public Offering Price	$ 10.00	$49,410,000
Agent’s Discount	$ 0.225	$1,111,725
Proceeds to Citigroup Funding Inc	$ 9.775	$48,298,275

The agent expects to deliver the notes to purchasers on or about April 27, 2007.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The notes are not principal protected and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding Inc. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and, as a result of the guarantee, any payments due under the notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the notes is not guaranteed.

Each note represents a principal amount of $10. You may transfer the notes only in units of $10 and integral multiples of $10. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts that these systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Any Interest or Dividend Payments on the Notes?

We will not make any periodic payments of interest on the notes or any other payments on the notes until maturity. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the Nikkei 225 Stock Average.

What Will I Receive at Maturity?

The notes will mature on August 8, 2008. The notes pay an amount at maturity that will depend on the percentage increase or decrease in the ending value of the Nikkei 225 Stock Average from its starting value, up to a maximum return on the notes of 27% over the term of the notes (approximately 21.1% per annum on a simple interest basis).

The percentage change in the Nikkei 225 Stock Average, which we refer to as the index return percentage, will equal the following fraction, expressed as a percentage:

Ending Value – Starting Value

Starting Value

The starting value equals 17,451.77, the closing value of the Nikkei 225 Stock Average on the date of this pricing supplement, which we refer to as the pricing date.

The ending value will be the closing value of the Nikkei 225 Stock Average on the third index business day before the maturity date.

How Will the Amount Payable at Maturity Be Calculated?

For each $10 note you hold at maturity, you will receive $10 plus:

•	if the ending value of the Nikkei 225 Stock Average has increased from its starting value, an amount equal to the product of (a) $10 and (b) three times the percentage increase in the Nikkei 225 Stock

Average up to a maximum return on the notes of 27% over the term of the notes (approximately 21.1% per annum on a simple interest basis). Because the return on the notes is limited to 27% over the term of the notes (approximately 21.1% per annum on a simple interest basis), the amount you receive at maturity will not exceed $12.70 per note.

•

if the ending value of the Nikkei 225 Stock Average has decreased from its starting value, a negative amount equal to the product of (a) $10 and (b) the percentage decrease in the Nikkei 225 Stock Average. As a result, the amount you receive at maturity will be less than the $10 principal amount per note and could be zero.

•	if the ending value of the Nikkei 225 Stock Average is equal to its starting value, no additional amount. As a result, the amount you receive at maturity will be $10 per note.

How Will the Amount Payable at Maturity Compare to the Performance of the Nikkei 225 Stock Average?

The amount payable to you at maturity is dependent upon the performance of the Nikkei 225 Stock Average and may be less than or greater than the amount payable on an instrument directly linked to the Nikkei 225 Stock Average. The following examples assume that the instrument directly linked to the index does not take into consideration the value of any dividends paid on the stocks underlying the index.

•

If the return on the Nikkei 225 Stock Average is greater than 27% over the term of the notes (approximately 21.1% per annum on a simple interest basis), the notes will provide a return that is less than the appreciation of an instrument directly linked to the Nikkei 225 Stock Average since the return on the notes is limited to 27% over the term of the notes (approximately 21.1% per annum on a simple interest basis).

•

If the return on the Nikkei 225 Stock Average is greater than zero but less than 27% over the term of the notes (approximately 21.1% per annum on a simple interest basis), the notes will provide a return that is greater than the appreciation of an instrument directly linked to the Nikkei 225 Stock Average because the notes provide a return that is three (3) times the percentage increase in the Nikkei 225 Stock Average up to the maximum return on the notes of 27% over the term of the notes (approximately 21.1% per annum on a simple interest basis).

•

If the return on the Nikkei 225 Stock Average is less than zero over the term of the notes, the notes and an instrument directly linked to the Nikkei 225 Stock Average will participate equally in the negative return of the index.

Is There a Possibility of Loss of Capital?

If the ending value of the Nikkei 225 Stock Average is less than its starting value, at maturity you will receive less than the original principal amount of the notes. This will be true even if the value of the index exceeded its starting value at one or more times over the term of the notes. Even if the ending value of the index is greater than its starting value, the total yield on the notes may be less than that on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity. You should refer to “Risk Factors Relating to the Notes — The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity” in this pricing supplement.

Where Can I Find Examples of Hypothetical Maturity Payments?

For a table setting forth hypothetical amounts you could receive at maturity, see “Description of the Notes — What You Could Receive at Maturity — Hypothetical Examples” in this pricing supplement.

Who Publishes the Nikkei 225 Stock Average and What Does It Measure?

Unless otherwise stated, all information on the Nikkei 225 Stock Average provided in this pricing supplement is derived from Nihon Keizai Shimbun, Inc., which we refer to as NKS, or other publicly available sources. The Nikkei 225 Stock Average is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Stock Average is currently based on 225 highly capitalized underlying stocks trading on the Tokyo Stock Exchange, which we refer to as the TSE, representing a broad cross-section of Japanese industries. All 225 underlying stocks are listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE. For further information on the Nikkei 225 Stock Average, including its makeup, method of calculation and changes in it components, see “Description of the Nikkei 225 Stock Average” in this pricing supplement.

Please note that an investment in the notes does not entitle you to any dividends, voting rights or any other ownership or other interest in respect of the stocks of the companies included in the Nikkei 225 Stock Average.

How Has the Nikkei 225 Stock Average Index Performed Historically?

We have provided a table showing the closing values of the Nikkei 225 Stock Average on the last index business day of each month from January 2002 to March 2007 and a graph showing the daily closing values of the Nikkei 225 Stock Average from January 4, 2002 through April 24, 2007. You can find the table and the graph in the section “Description of the Nikkei 225 Stock Average — Historical Data on the Nikkei 225 Stock Average” in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Nikkei 225 Stock Average in recent years. However, past performance is not indicative of how the Nikkei 225 Stock Average will perform in the future. You should also refer to the section “Risk Factors Relating to the Notes — The Historical Performance of the Nikkei 225 Stock Average Is Not an Indication of the Future Performance of the Nikkei 225 Stock Average” in this pricing supplement.

What Are the United States Federal Income Tax Consequences of Investing in the Notes?

In purchasing a note, you agree with Citigroup Funding that you and Citigroup Funding intend to treat a note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Nikkei 225 Stock Average at maturity. Under such treatment, upon the sale or other taxable disposition of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the note. In addition, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding and the U.S. Holder’s tax basis in the note at that time. Gain or loss on the sale, redemption or other disposition of the notes generally will be long-term capital gain or loss if the U.S. Holder has held the notes for more than one year at maturity. You should refer to the section “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

The notes have been approved for listing on the American Stock Exchange under the symbol “SNQ,” subject to official notice of issuance. You should be aware that the listing of the notes on the American Stock Exchange does not guarantee that a liquid trading market will be available for the notes.

Can You Tell Me More About Citigroup and Citigroup Funding?

Citigroup is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup whose business activities consist primarily of providing funds to Citigroup and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup’s Affiliate, Citigroup Global Markets Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them. Citigroup Global Markets will also act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Global Markets and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the stocks underlying the Nikkei 225 Stock Average or in other instruments, such as options, swaps or futures, based upon the Nikkei 225 Stock Average or the stocks underlying the Nikkei 225 Stock Average. This hedging activity could affect the value of the Nikkei 225 Stock Average and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in us or our affiliates receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment in the Notes?

Yes, the notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities in that the amount you receive at maturity will be based on the closing value of the Nikkei 225 Stock Average on the third index business day before the maturity date, an investment in the notes entails significant risks not associated with similar investments in conventional debt securities, including, among other things, fluctuations in the value of the Nikkei 225 Stock Average and other events that are difficult to predict and beyond our control.

Your Investment in the Notes May Result in a Loss if the Value of the Nikkei 225 Stock Average Declines

The amount you receive at maturity will depend on the closing value of the Nikkei 225 Stock Average on the third index business day before maturity. As a result, the amount you receive at maturity may be less than the amount you paid for your notes. If the ending value of the Nikkei 225 Stock Average is less than the starting value of the Nikkei 225 Stock Average, the amount you receive at maturity for each note will be less than the $10 you pay for each note, and could be zero, in which case your investment in the notes will result in a loss. This will be true even if the value of the Nikkei 225 Stock Average at any point during the term of the notes exceeds the starting value of the Nikkei 225 Stock Average.

The Appreciation of Your Investment in the Notes Will Be Limited

As a result of the maximum return of 27% over the term of the Notes (approximately 21.1% per annum on a simple interest basis), the notes may provide less opportunity for appreciation than an investment in an instrument directly linked to the Nikkei 225 Stock Average. If the ending value of the Nikkei 225 Stock Average exceeds the starting value by more than 27% over the term of the Notes (approximately 21.1% per annum on a simple interest basis), the appreciation on an investment in the notes will be less than the appreciation on an investment in the underlying stocks of the Nikkei 225 Stock Average or an investment in an instrument that was directly linked to the Nikkei 225 Stock Average but was not subject to a maximum return.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the ending value of the Nikkei 225 Stock Average is less than 17834.320 (an increase of approximately 2.192% from the starting value of the Nikkei 225 Stock Average), the effective yield on the notes may be less than that which would be payable on a conventional fixed-rate, non-callable debt security of Citigroup Funding of comparable maturity.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic payments of interest or any other periodic payments on the notes. In addition, you will not be entitled to receive dividend payments, if any, or other distributions made on the stocks underlying the Nikkei 225 Stock Average.

The Historical Performance of the Nikkei 225 Stock Average Is Not an Indication of the Future Performance of the Nikkei 225 Stock Average

The historical performance of the Nikkei 225 Stock Average, which is included in this pricing supplement, should not be taken as an indication of the future performance of the Nikkei 225 Stock Average during the term of the notes. Changes in value of the Nikkei 225 Stock Average will affect the trading price of the notes, but it is impossible to predict whether the value of the Nikkei 225 Stock Average will fall or rise.

Your Return on the Notes Will Not Reflect the Return You Would Realize if You Actually Owned the Stocks Underlying the Nikkei 225 Stock Average

Your return on the notes will not reflect the return you would realize if you actually owned the stocks underlying the Nikkei 225 Stock Average because NKS calculates the Nikkei 225 Stock Average by reference to the prices of the stocks comprising the Nikkei 225 Stock Average without taking into consideration the value of any dividends paid on those stocks. As a result, the return on the notes may be less than the return you would realize if you actually owned the stocks underlying the Nikkei 225 Stock Average even if the ending value of the Nikkei 225 Stock Average is greater than its starting value.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of and demand for the notes, the value of the Nikkei 225 Stock Average and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Nikkei 225 Stock Average.    We expect that the market value of the notes will depend substantially on the relationship between the closing value of the Nikkei 225 Stock Average on the pricing date and the future value of the Nikkei 225 Stock Average. However, changes in the value of the Nikkei 225 Stock Average may not always be reflected, in full or in part, in the market value of the notes. If you choose to sell your notes when the value of the Nikkei 225 Stock Average exceeds its starting value, you may receive substantially less than the amount that would be payable at maturity based on that value because of expectations that the value of the Nikkei 225 Stock Average will continue to fluctuate from that time to the time when the ending value of the Nikkei 225 Stock Average is determined. If you choose to sell your notes when the value of the Nikkei 225 Stock Average is below the closing value of the index on the pricing date, you are likely to receive less than the amount you originally invested.

Trading prices of the underlying stocks of the Nikkei 225 Stock Average will be influenced by both the complex and interrelated political, economic, financial and other factors that can affect the capital markets generally and the equity trading markets on which the underlying stocks are traded, and by various circumstances that can influence the values of the underlying stocks in a specific market segment of a particular underlying stock. Citigroup Funding’s hedging activities in the underlying stocks of the Nikkei 225 Stock Average, the issuance of securities similar to the notes and other trading activities by Citigroup Funding, its affiliates and other market participants can also affect the price of the underlying stocks of the Nikkei 225 Stock Average.

Volatility of the Nikkei 225 Stock Average.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the Nikkei 225 Stock Average changes during the term of the notes, the market value of the notes may decrease.

Events Involving the Companies Comprising the Nikkei 225 Stock Average.    General economic conditions and earnings results of the companies whose common stocks comprise the Nikkei 225 Stock Average and real or anticipated changes in those conditions or results may affect the market value of the notes. In addition, if the dividend yields on those stocks increase, we expect that the market value of the notes may decrease because the Nikkei 225 Stock Average does not incorporate the value of dividend payments. Conversely, if dividend yields on the stocks decrease, we expect that the market value of the notes may increase.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. or Japanese interest rates. In general, the market value of the notes may decrease if the difference between U.S. interest rates and Japanese interest rates increases, and the market value of the notes may increase if the difference between U.S. interest rates and Japanese interest rates decreases.

Time Premium or Discount.    As a result of a “time premium or discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the Nikkei 225 Stock Average the longer the time remaining to maturity. A “time premium or discount” results from expectations concerning the value of the Nikkei 225 Stock Average during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this time premium or discount may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the stocks underlying the Nikkei 225 Stock Average or in other instruments, such as options, swaps or futures, based upon the Nikkei 225 Stock Average or the stocks underlying the Nikkei 225 Stock Average. This hedging activity could affect the value of the Nikkei 225 Stock Average and therefore the market value of the notes. It is possible that we or our affiliates may profit from our hedging activity, even if the market value of the notes declines. Profits or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market.

Citigroup Funding and Citigroup’s Credit Ratings, Financial Condition and Results.    Actual or anticipated changes in our credit ratings, financial condition or results or those of Citigroup may affect the market value of the notes. The notes are subject to the credit risk of Citigroup, the guarantor of any payments due on the notes.

We want you to understand that the impact of one of the factors specified above, such as an increase in the difference between U.S. interest rates and Japanese interest rates, may offset some or all of any change in the market value of the notes attributable to another factor, such as an increase in the value of the Nikkei 225 Stock Average.

Foreign Jurisdictions

All of the underlying stocks that constitute the Nikkei 225 Stock Average are listed on a foreign stock exchange. You should be aware that investments in securities, such as the notes, that are indexed to the value of foreign equity securities involve certain risks, any of which can affect the value of these securities and the value of the Nikkei 225 Stock Average and the notes.

The foreign securities markets may be more volatile than U.S. securities markets and may be affected by market developments in different ways than U.S. securities markets; cross-shareholdings in foreign companies on such markets may affect prices and volume of trading on those markets; there is generally less publicly available information about foreign companies than about those U.S. companies that are subject to the reporting requirements of the SEC and foreign companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. In addition, the exchange on which the underlying stocks are traded may have adopted certain measures intended to limit short-term price fluctuations. These may include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. You should also be aware that the exchange on which the underlying stocks are traded might suspend the trading of individual stocks in certain limited and extraordinary circumstances. As a result, variations in the Nikkei 225 Stock Average may be limited by price limitations on, or suspensions of trading of, individual underlying stocks, which may, in turn, adversely affect the value of the notes or result in the occurrence of a market disruption event.

Prices of the underlying stocks are subject to political, economic, financial, exchange rate and social factors that apply in each issuer’s country as well as in other constituent countries in which such issuer does business (or in which its principal trading partners do business). These factors (including the possibility that recent or future changes in a country’s government, economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to such foreign companies or investments in foreign equity securities and the possibility of fluctuations in the rate of exchange between currencies) could negatively affect foreign securities markets. Stock and currency market volatility and market developments in one or more countries may cause volatility or a decline in another country. Moreover, the relevant economies may differ favorably or unfavorably from the U.S. economy in such respects as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency.

You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

The Market Value of the Notes May be Affected by Purchases and Sales of the Stocks Underlying the Nikkei 225 Stock Average or Derivative Instruments Related to the Nikkei 225 Stock Average by Affiliates of Citigroup Funding

Citigroup Funding’s affiliates, including Citigroup Global Markets, may from time to time buy or sell the underlying stocks of the Nikkei 225 Stock Average or derivative instruments relating to the index for their own accounts in connection with their normal business practices. These transactions could affect the value of the underlying stocks of the Nikkei 225 Stock Average and therefore the market value of the notes.

Citigroup Global Markets, an Affiliate of Citigroup Funding and Citigroup, Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Global Markets, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Global Markets’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

The United States Federal Income Tax Consequences of the Notes Are Uncertain

No ruling is being requested from the Internal Revenue Service with respect to the notes and no assurance can be given that the Internal Revenue Service will agree with the conclusions expressed under “Certain United States Federal Income Tax Considerations” in this pricing supplement.

DESCRIPTION OF THE NOTES

The following description of the particular terms of the Stock Market Upturn NotesSM supplements, and to the extent inconsistent therewith replaces, the description of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

General

The Stock Market Upturn Notes Based Upon the Nikkei 225 Stock AverageSM due August 8, 2008 (the “Notes”) pay an amount at maturity that will depend on the percentage increase or decrease in the Ending Value of the Nikkei 225 Stock Average from its Starting Value. The Notes are not principal-protected. If the Ending Value of the Nikkei 225 Stock Average is greater than its Starting Value, the return on the Notes at maturity will be positive and will be three (3) times the percentage increase in the Nikkei 225 Stock Average up to a maximum return on the Notes of 27% over the term of the Notes (approximately 21.1% per annum on a simple interest basis) of the principal amount of the Notes. Because the return on the Notes is limited to 27% over the term of the Notes (approximately 21.1% per annum on a simple interest basis), the amount you receive at maturity will not exceed $12.70 per note. If the Ending Value of the Nikkei 225 Stock Average is less than its Starting Value, the return on the Notes at maturity will be negative and the payment you receive will be directly linked to the percentage decrease in the Ending Value of the index from its Starting Value, in which event you will receive less than the amount of your original investment in the Notes. If the Ending Value of the Nikkei 225 Stock Average is equal to its Starting Value, the return on the Notes at maturity will be zero and you will receive $10 per Note.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus. Any payments due under the Notes are fully and unconditionally guaranteed by Citigroup. The aggregate principal amount of Notes issued will be $49,410,000 (4,941,000 Notes). The Notes will mature on August 8, 2008, will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. As a result of the guarantee, any payments due under the Notes will rank equally with all other unsecured and unsubordinated debt of Citigroup. The return of the principal amount of your investment in the Notes at maturity is not guaranteed. The Notes will be issued only in fully registered form and in denominations of $10 per Note and integral multiples thereof.

Reference is made to the accompanying prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other payments on the Notes until maturity. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks underlying the Nikkei 225 Stock Average.

What Will I Receive at Maturity?

The Notes will mature on August 8, 2008. The notes pay an amount at maturity that will depend on the percentage increase or decrease in the ending value of the Nikkei 225 Stock Average from its starting value, up to a maximum return on the notes of 27% over the term of the Notes (approximately 21.1% per annum on a simple interest basis).

The percentage change in the Nikkei 225 Stock Average, which we refer to as the Index Return Percentage, will equal the following fraction, expressed as a percentage:

Ending Value – Starting Value

Starting Value

The “Starting Value” equals 17,451.77, the closing value of the Nikkei 225 Stock Average on the Pricing Date.

The “Pricing Date” means April 24, 2007, the date of this pricing supplement and the date on which the Notes were priced for initial sale to the public.

The “Ending Value” will be the closing value of the Nikkei 225 Stock Average on the third Index Business Day before the maturity date.

How Will the Amount Payable at Maturity Be Calculated?

For each $10 Note you hold at maturity, you will receive $10 plus:

•

if the Ending Value of the Nikkei 225 Stock Average has increased from its Starting Value, an amount equal to the product of (a) $10 and (b) three (3) times the percentage increase in the Nikkei 225 Stock Average up to a maximum return on the Notes of 27% over the term of the Notes (approximately 21.1% per annum on a simple interest basis). Because the return on the Notes is limited to 27% over the term of the Notes (approximately 21.1% per annum on a simple interest basis), the amount you receive at maturity will not exceed $12.70 per Note.

•

if the Ending Value of the Nikkei 225 Stock Average has decreased from its Starting Value, a negative amount equal to the product of (a) $10 and (b) the percentage decrease in the Nikkei 225 Stock Average. As a result, the amount you receive at maturity will be less than the $10 principal amount per Note and could be zero.

•	if the Ending Value of the Nikkei 225 Stock Average is equal to its Starting Value, no additional amount. As a result, the amount you receive at maturity will be $10 per Note.

If no closing value of the Nikkei 225 Stock Average is available on the third business day before maturity because of a Market Disruption Event or otherwise, the value of the Nikkei 225 Stock Average for that Index Business Day, unless deferred by the calculation agent as described below, will be the arithmetic mean, as determined by the calculation agent, of the value of the Nikkei 225 Stock Average obtained from as many dealers in equity securities (which may include Citigroup Global Markets or any of our other affiliates), but not exceeding three such dealers, as will make such value available to the calculation agent. The determination of the value of the Nikkei 225 Stock Average by the calculation agent in the event of a Market Disruption Event may be deferred by the calculation agent for up to five consecutive Index Business Days on which a Market Disruption Event is occurring, but not past the Index Business Day prior to maturity.

An “Index Business Day” means a day, as determined by the calculation agent, on which the Nikkei 225 Stock Average or any successor index is calculated and published and on which securities comprising more than 80% of the value of the Nikkei 225 Stock Average on such day are capable of being traded on their relevant exchanges or markets during the one-half hour before the determination of the closing value of the Nikkei 225 Stock Average. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Notes, absent manifest error.

A “Market Disruption Event” means, as determined by the calculation agent in its sole discretion, the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by any relevant exchange or market or otherwise) of, or the unavailability, through a recognized system of public dissemination of transaction information, for a period longer than two hours, or during the one-half hour period preceding the close of trading, on the applicable exchange or market, of accurate price, volume or related information in respect of (a) stocks which then comprise 20% or more of the value of the Nikkei 225 Stock Average or any successor index, (b) any options or futures contracts, or any options on such futures contracts relating to the Nikkei 225 Stock Average or any successor index, or (c) any options or futures contracts relating to stocks which then comprise 20% or more of the value of the Nikkei 225 Stock Average or any successor index on any exchange or market if, in each case, in the determination of the calculation agent, any such suspension, limitation or unavailability is material. For the purpose of determining whether a Market Disruption Event exists at any time, if trading in a security included in the Nikkei 225 Stock Average is materially suspended or materially limited at that time, then the relevant percentage contribution of that security to the value of the Nikkei 225 Stock Average will be based on a comparison of the portion of the value of the Nikkei 225 Stock Average attributable to that security relative to the overall value of the Nikkei 225 Stock Average, in each case immediately before that suspension or limitation.

What You Could Receive at Maturity — Hypothetical Examples

The examples below show hypothetical amounts you could receive at maturity on the Notes for a range of Ending Values of the Nikkei 225 Stock Average. The examples of hypothetical amounts you could receive at maturity set forth below are intended to illustrate the effect of different Ending Values of the Nikkei 225 Stock Average on the amounts you could receive on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

•	Issue Price: $10.00 per Note

•	Maximum Return: 28%

•	Starting Value: 17178.00

•	Annualized dividend yield of the stocks underlying the Nikkei 225 Stock Average: 1.03%

•	Maturity: 1.25 years

The following examples are for purposes of illustration only. The actual amount you receive at maturity will depend on the actual Return Amount which, in turn, will depend on the actual Starting Value, Ending Value and maximum return determined by the calculation agent as provided in this pricing supplement.

Ending Value	Index Return Percentage(1)	Total Return on the Underlying Index(2)	Return on the Notes(3)	Return Amount on Notes(4)		Maturity Payment per Note
0	-100.00%	-98.71%	-100.00%	-$	10.00	$0.00
8589	-50.00%	-48.71%	-50.00%	-$	5.00	$5.00
12884	-25.00%	-23.71%	-25.00%	-$	2.50	$7.50
13313	-22.50%	-21.21%	-22.50%	-$	2.25	$7.75
13742	-20.00%	-18.71%	-20.00%	-$	2.00	$8.00
14172	-17.50%	-16.21%	-17.50%	-$	1.75	$8.25
14601	-15.00%	-13.71%	-15.00%	-$	1.50	$8.50
15031	-12.50%	-11.21%	-12.50%	-$	1.25	$8.75
15460	-10.00%	-8.71%	-10.00%	-$	1.00	$9.00
15890	-7.50%	-6.21%	-7.50%	-$	0.75	$9.25
16319	-5.00%	-3.71%	-5.00%	-$	0.50	$9.50
16749	-2.50%	-1.21%	-2.50%	-$	0.25	$9.75
17178	0.00%	1.29%	0.00%		$0.00	$10.00
17607	2.50%	3.79%	7.50%		$0.75	$10.75
18037	5.00%	6.29%	15.00%		$1.50	$11.50
18466	7.50%	8.79%	22.50%		$2.25	$12.25
18896	10.00%	11.29%	28.00%		$2.80	$12.80
19325	12.50%	13.79%	28.00%		$2.80	$12.80
19755	15.00%	16.29%	28.00%		$2.80	$12.80
20184	17.50%	18.79%	28.00%		$2.80	$12.80
20614	20.00%	21.29%	28.00%		$2.80	$12.80
21043	22.50%	23.79%	28.00%		$2.80	$12.80
21473	25.00%	26.29%	28.00%		$2.80	$12.80
21902	27.50%	28.79%	28.00%		$2.80	$12.80
22331	30.00%	31.29%	28.00%		$2.80	$12.80
22761	32.50%	33.79%	28.00%		$2.80	$12.80
23190	35.00%	36.29%	28.00%		$2.80	$12.80

(1)	(Ending Value – Starting Value) / Starting Value
(2)	Assumes dividend yield on the Underlying Index is compounded annually and not re-invested
(3)	The percentage return for the entire term of the Notes capped by the hypothetical 28% Maximum Return
(4)	The dollar return for the entire term of the Notes capped by the hypothetical 28% Maximum Return

Discontinuance of the Nikkei 225 Stock Average

If NKS discontinues publication of the Nikkei 225 Stock Average or if it or another entity publishes a successor or substitute index that the calculation agent determines, in its sole discretion, to be comparable to the Nikkei 225 Stock Average, then the value of the Nikkei 225 Stock Average will be determined by reference to the value of that index, which we refer to as a “successor index.”

Upon any selection by the calculation agent of a successor index, the calculation agent will cause notice to be furnished to us and the trustee, who will provide notice of the selection of the successor index to the registered holders of the Notes.

If NKS discontinues publication of the Nikkei 225 Stock Average and a successor index is not selected by the calculation agent or is no longer published on the date of determination of the value of the Nikkei 225 Stock

Average, the value to be substituted for the Nikkei 225 Stock Average for that date will be a value computed by the calculation agent for that date in accordance with the procedures last used to calculate the Nikkei 225 Stock Average prior to any such discontinuance.

If NKS discontinues publication of the Nikkei 225 Stock Average prior to the determination of the amount payable at maturity and the calculation agent determines that no successor index is available at that time, then on each Index Business Day until the earlier to occur of (a) the determination of the amount payable at maturity and (b) a determination by the calculation agent that a successor index is available, the calculation agent will determine the value that is to be used in determining the value of the Nikkei 225 Stock Average as described in the preceding paragraph. The calculation agent will cause notice of daily closing values to be published not less often than once each month in The Wall Street Journal (or another newspaper of general circulation). Notwithstanding these alternative arrangements, discontinuance of the publication of the Nikkei 225 Stock Average may adversely affect trading in the Notes.

If a successor index is selected or the calculation agent calculates a value as a substitute for the Nikkei 225 Stock Average as described above, the successor index or value will be substituted for the Nikkei 225 Stock Average for all purposes, including for purposes of determining whether an Index Business Day or Market Disruption Event occurs. Notwithstanding these alternative arrangements, discontinuance of the publication of the Nikkei 225 Stock Average may adversely affect the value of the Notes.

All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will be conclusive for all purposes and binding on us, Citigroup and the beneficial owners of the Notes, absent manifest error.

Alteration of Method of Calculation

If at any time the method of calculating the Nikkei 225 Stock Average or any successor index is changed in any material respect, or if the Nikkei 225 Stock Average or any successor index is in any other way modified so that the value of the Nikkei 225 Stock Average or the successor index does not, in the opinion of the calculation agent, fairly represent the value of that index had the changes or modifications not been made, then, from and after that time, the calculation agent will, at the close of business in New York, New York, make those adjustments as, in the good faith judgment of the calculation agent, may be necessary in order to arrive at a calculation of a value of a stock index comparable to the Nikkei 225 Stock Average or the successor index as if the changes or modifications had not been made, and calculate the value of the index with reference to the Nikkei 225 Stock Average or the successor index. Accordingly, if the method of calculating the Nikkei 225 Stock Average or any successor index is modified so that the value of the Nikkei 225 Stock Average or the successor index is a fraction or a multiple of what it would have been if it had not been modified, then the calculation agent will adjust that index in order to arrive at a value of the index as if it had not been modified.

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the calculation agent and will equal, for each Note, the amount to be received at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— What Will I Receive at

Maturity?” and “— How Will the Amount Payable at Maturity Be Calculated?” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup, the beneficial owner of a Note will not be permitted to make a claim for unmatured interest against the entity that becomes subject to a bankruptcy proceeding, and therefore, under Section 502(b)(2) of Title 11 of the United States Code, the claim of a beneficial owner of a Note will be capped at the cash equivalent of the amount to be received at maturity, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 5.75% per annum on the unpaid amount (or the cash equivalent of such unpaid amount) due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent and registrar for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York, as successor trustee under an indenture dated as of June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The calculation agent for the Notes will be Citigroup Global Markets. All determinations made by the calculation agent will be at the sole discretion of the calculation agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup and the holders of the Notes. Because the calculation agent is an affiliate of Citigroup Funding and Citigroup, potential conflicts of interest may exist between the calculation agent and the holders of the Notes, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to the holders of the Notes. Citigroup Global Markets is obligated to carry out its duties and functions as calculation agent in good faith and using its reasonable judgment.

DESCRIPTION OF THE NIKKEI 225 STOCK AVERAGESM

General

Unless otherwise stated, all information herein relating to the Nikkei 225 Stock Average has been derived from the Stock Market Indices Data Bank published by NKS and other publicly available sources. Such information reflects the policies of NKS as of August 31, 1998, as stated in such sources. Such policies are subject to change at the discretion of NKS. NKS is under no obligation to continue to publish, and may discontinue or suspend the publication of, the Nikkei 225 Stock Average at any time. None of Citigroup, Citigroup Funding, Citigroup Global Markets or the trustee assumes any responsibility for the accuracy or completeness of such information.

The Nikkei 225 Stock Average is a stock index calculated, published and disseminated by NKS that measures the composite price performance of selected Japanese stocks. The Nikkei 225 Stock Average is currently based on 225 highly capitalized component stocks trading on the TSE representing a broad cross-section of Japanese industries. All 225 component stocks are stocks listed in the First Section of the TSE. Stocks listed in the First Section are among the most actively traded stocks on the TSE.

THE NIKKEI 225 STOCK AVERAGE DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE INDEX WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the Nikkei 225 Stock Average

While NKS currently employs the following methodology to calculate the Nikkei 225 Stock Average, no assurance can be given that NKS will not modify or change such methodology in a manner that may affect any amount payable in respect of the Notes.

The Nikkei 225 Stock Average is a modified, price-weighted index (i.e., a component stock’s weight in the index is based on its price per share rather than the total market capitalization of the issuer) which is calculated by (i) multiplying the per share price of each component stock by the corresponding weighting factor for such component stock (a “Weight Factor”), (ii) calculating the sum of all these products and (iii) dividing such sum by a divisor (the “divisor”). The divisor, initially set in 1949 at 225, was 24.293 as of October 2, 2006 and is subject to periodic adjustments as set forth below. Each Weight Factor is computed by dividing ¥50 by the par value of the relevant component stock, so that the share price of each component stock when multiplied by its Weight Factor corresponds to a share price based on a uniform par value of ¥50. The stock prices used in the calculation of the Nikkei 225 Stock Average are those reported by a primary market for the component stocks (currently the TSE). The level of the Nikkei 225 Stock Average is calculated once per minute during TSE trading hours.

In order to maintain continuity in the level of the Nikkei 225 Stock Average in the event of certain changes due to non-market factors affecting the component stocks, such as the addition or deletion of stocks, substitution of stocks, stock dividends, stock splits or distributions of assets to stockholders, the divisor used in calculating the Nikkei 225 Stock Average is adjusted in a manner designed to prevent any instantaneous change or discontinuity in the level of the Nikkei 225 Stock Average. Thereafter, the divisor remains at the new value until a further adjustment is necessary as the result of another change. As a result of such change affecting any component stock, the divisor is adjusted in such a way that the sum of all share prices immediately after such change multiplied by the applicable Weight Factor and divided by the new divisor (i.e., the level of the Nikkei 225 Stock Average immediately after such change) will equal the level of the Nikkei 225 Stock Average immediately prior to the change.

Component stocks may be deleted or added by NKS. Any stock becoming ineligible for listing in the First Section of the TSE due to any of the following reasons will be deleted from the component stocks: (i) bankruptcy of the issuer, (ii) merger of the issuer with, or acquisition of the issuer by, another company, (iii) delisting of such stock, (iv) transfer of such stock to the “Seiri-Post” because of excess debt of the issuer or because of any other reason or (v) transfer of such stock to the Second Section. Upon deletion of a stock from the component stocks, NKS will select a suitable replacement for such deleted component stock in accordance with certain criteria. In an exceptional case, a newly listed stock in the First Section of the TSE that is recognized by NKS to be representative of a market may be added to the component stocks. In such a case, an existing component stock with low trading volume and not representative of a market will be deleted by NKS.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock Average. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to us, the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Nikkei 225 Stock Average to track general stock market performance. NKS has no obligation to take our needs or those of the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Stock Average. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which any amount payable with respect to the Notes is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Notes.

The Tokyo Stock Exchange

The TSE is one of the world’s largest securities exchanges in terms of market capitalization. The TSE is a two-way, continuous, pure auction market. Trading hours are currently from 9:00 A.M. to 11:00 A.M. and from 12:30 P.M. to 3:00 P.M., Tokyo time, Monday through Friday.

Due to the time zone difference, on any normal index business day the TSE will close prior to the opening of business in New York City on the same calendar day. Therefore, the closing level of the Nikkei 225 Stock AverageSM on such index business day will generally be available in the United States by the opening of business on the same calendar day.

The TSE has adopted certain measures intended to prevent any extreme short-term price fluctuations resulting from order imbalances. These include daily price floors and ceilings intended to prevent extreme fluctuations in individual stock prices. In general, any stocks listed on the TSE cannot be traded at a price outside of these limits, which are stated in terms of absolute amounts of Japanese yen, and not percentage, changes from the closing price of the stock on the previous day. In addition, when there is a major order imbalance in a listed stock, the TSE posts a “special bid quote” or a “special asked quote” for that stock at a specified higher or lower price level than the stock’s last sale price in order to solicit counter orders and balance supply and demand for stock. Investors should also be aware that the TSE may suspend the trading of individual stocks in certain limited and extraordinary circumstances including, for example, unusual trading activity in that stock. As a result, variations in the Nikkei 225 Stock Average may be limited by price limitations, or by suspension of trading, on individual stocks which comprise the Nikkei 225 Stock Average which may, in turn, adversely affect the value of the Notes under certain circumstances.

Historical Data on the Nikkei 225 Stock Average

The following table sets forth the value of the Nikkei 225 Stock Average at the end of each month in the period from January 2002 through March 2007. These historical data on the Nikkei 225 Stock Average are not indicative of the future performance of the Nikkei 225 Stock Average or what the value of the Notes may be. Any historical upward or downward trend in the value of the Nikkei 225 Stock Average during any period set forth below is not an indication that the Nikkei 225 Stock Average is more or less likely to increase or decrease at any time during the term of the Notes.

	2002	2003	2004	2005	2006	2007
January	9997.800	8339.940	10783.610	11387.590	16649.820	17383.420
February	10587.830	8363.040	11041.920	11740.600	16205.430	17604.120
March	11024.940	7972.710	11715.390	11668.950	17059.660	17287.650
April	11492.540	7831.420	11761.790	11008.900	16906.230
May	11763.700	8424.510	11236.370	11276.590	15467.330
June	10621.840	9083.110	11858.870	11584.010	15505.180
July	9877.940	9563.210	11325.780	11899.600	15456.810
August	9619.300	10343.550	11081.790	12413.600	16140.760
September	9383.290	10219.050	10823.570	13574.300	16127.580
October	8640.480	10559.590	10771.420	13606.500	16399.390
November	9215.560	10100.570	10899.250	14872.150	16274.330
December	8578.950	10676.640	11488.760	16111.430	17225.830

The closing value of the Nikkei 225 Stock Average on April 24, 2007 was 17,451.77.

Historical Closing Values

The following graph illustrates the historical performance of the Nikkei 225 Stock Average based on the daily closing values thereof from January 4, 2002 through April 24, 2007. Past movements of the index are not indicative of future index values.

License Agreement

The Nikkei 225 Stock AverageSM is the intellectual property of NKS. “Nikkei,” “Nikkei Stock Average,” “Nikkei Average” and “Nikkei 225” are the service marks of NKS. NKS reserves all the rights, including copyright, to the Nikkei 225 Stock Average.

NKS is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock Average. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to us, the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Nikkei 225 Stock Average to track general stock market performance. NKS has no obligation to take our needs or those of the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Stock Average. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Notes to be issued or in the determination or calculation of the equation by which any amount payable with respect to the Notes is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Notes.

NKS has entered into a license agreement providing Citigroup Funding a license, in exchange for a fee, of certain trade and service marks with respect to indices owned and published by NKS in connection with the issuance of the Notes. The use of and reference to the Nikkei 225 Stock Average in connection with the Notes have been consented to by NKS, the publisher of the Nikkei 225 Stock Average.

NKS gives no assurance regarding any modification or change in any methodology used in calculating the Nikkei 225 Stock Average and is under no obligation to continue the calculation and dissemination of the Nikkei 225 Stock Average. The Notes are not sponsored, endorsed, sold or promoted by NKS. No inference should be drawn from the information contained in this pricing supplement that NKS makes any representation or warranty, implied or express, to Citigroup Funding, the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes in particular or the ability of the Nikkei 225 Stock Average to track general stock market performance. NKS has no obligation to take the needs of Citigroup Funding or the holders of the Notes into consideration in determining, composing or calculating the Nikkei 225 Stock Average. NKS is not responsible for, and has not participated in the determination of, the timing of, prices for, or quantities of, the Notes to be issued or any other amount payable with respect to the Notes is set. NKS has no obligation or liability in connection with the administration, marketing or trading of the Notes.

NKS disclaims all responsibility for any errors or omissions in the calculation and dissemination of the Nikkei 225 Stock Average or the manner in which such index is applied in determining any amount payable in respect of the Notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant to a citizen or resident of the United States, a corporation, partnership or other entity created or organized under the laws of the United States, an estate the income of which is subject to U.S. federal income taxation regardless of its source, or a trust that is a United States person for U.S. federal income tax purposes (any of the foregoing, a “U.S. person”) who is the beneficial owner of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect). As the law is technical and complex, the discussion below necessarily represents only a general summary.

This summary addresses the U.S. federal income tax consequences to holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations and taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

The following discussion assumes that none of the companies included in the Nikkei 225 Stock Average is or will become at any time during the term of the Notes, a passive foreign investment company for U.S. federal income tax purposes. Prospective investors should note that if that assumption is not accurate, then it is possible that the U.S. federal income tax consequences of owning the Notes would differ significantly from the consequences described below.

No ruling is being requested from the Internal Revenue Service (the “IRS”) with respect to the Notes and no assurance can be given that the IRS will agree with the conclusions expressed herein. Thus, it is possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences different than those described below. ACCORDINGLY, PROSPECTIVE INVESTORS (INCLUDING TAX-EXEMPT INVESTORS) IN THE NOTES SHOULD CONSULT THEIR TAX ADVISORS IN DETERMINING THE TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES, INCLUDING THE APPLICATION OF STATE, LOCAL OR OTHER TAX LAWS AND THE POSSIBLE EFFECTS OF CHANGES IN FEDERAL OR OTHER TAX LAWS.

In purchasing a Note, each holder agrees with Citigroup Funding that Citigroup Funding and such holder intend to treat a Note for U.S. federal income tax purposes as a cash-settled capped variable forward contract on the value of the Nikkei 225 Stock Average at maturity under which an amount equal to the purchase price of the Notes is treated as a non-interest-bearing cash deposit to be applied at maturity in full satisfaction of the holder’s payment obligation under the forward contract. (Prospective investors should note that cash proceeds of this offering will not be segregated by Citigroup Funding during the term of the Notes, but instead will be commingled with Citigroup Funding’s other assets and applied in a manner consistent with the section “Use of Proceeds and Hedging” in the accompanying prospectus.)

Under the characterization of the Notes as cash-settled capped variable forward contracts, a holder’s tax basis in a Note generally will equal the holder’s cost for that Note. Upon the sale or other taxable disposition of a Note, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized on the sale or other taxable disposition and the U.S. Holder’s tax basis in the Notes. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at the time of disposition.

Under such characterization, at maturity a U.S. Holder will recognize capital gain or loss equal to any difference between the amount of cash received from Citigroup Funding and the U.S. Holder’s tax basis in the Notes at that time. Such gain or loss generally will be long-term capital gain or loss if the U.S. Holder has held the Notes for more than one year at maturity.

It is possible that the IRS could seek to characterize the Notes in a manner that results in tax consequences different than those described above. Under alternative characterizations of the Notes, it is possible, for example, that the Notes could be treated as a contingent payment debt instrument, or as including a debt instrument and a forward contract or two or more options. Under these alternative characterizations, the timing and character of income from the Notes could differ substantially.

It is also possible that future regulations or other IRS guidance would require you to accrue income on the Notes on a current basis. Proposed regulations would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the proposed regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires a current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to prepaid forward contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

Some or all of the net long-term capital gain arising from certain “constructive ownership” transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any such ordinary income. These rules have no immediate application to forward contracts in respect of the stock of most corporations, including the Notes, assuming none of the companies included in the Nikkei 225 Stock Average is and will not become at any time during the term of the Notes, a passive foreign investment company for U.S. federal income tax purposes. The rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include forward contracts in respect of the stock of all corporations. The rules separately also direct the Treasury to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on any underlying asset from the scope of “constructive ownership” transactions. This category may include the Notes. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

Non-United States Holders

In the case of a holder of the Notes that is not a U.S. person, any payments made with respect to the Notes will not be subject to U.S. withholding tax, provided that such holder complies with applicable certification requirements. Any capital gain realized upon the sale or other disposition of the Notes by a holder that is not a U.S. person will generally not be subject to U.S. federal income tax if (i) such gain is not effectively connected with a U.S. trade or business of such holder and (ii) in the case of an individual, such individual is not present in the United States for 183 days or more in the taxable year of the sale or other disposition.

Estate Tax

In the case of a holder of a Note that is an individual who will be subject to U.S. federal estate tax only with respect to U.S. situs property (generally an individual who at death is neither a citizen nor a domiciliary of the United States) or an entity the property of which is potentially includable in such an individual’s gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), the holder of a Note should note that, absent an applicable treaty benefit, the Notes may be treated as U.S. situs property for U.S. federal estate tax purposes. Prospective investors are urged to consult your own tax advisors regarding the U.S. federal estate tax consequences of investing in the Notes.

Backup Withholding and Information Reporting

A holder of the Notes may be subject to information reporting and to backup withholding with respect to certain amounts paid to the holder unless such holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amounts withheld under the backup withholding rules may be refunded or credited against the U.S. Holder’s U.S. federal income tax liability, provided the required information is furnished to the IRS.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, among Citigroup Funding, Citigroup and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $49,410,000 principal amount of Notes (4,941,000 Notes), any payments due on which are fully and unconditionally guaranteed by Citigroup. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers at the public offering price less a concession not to exceed $0.20 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.20 per Note on sales to certain other dealers. Sales may also be made through Citicorp Investment Services and Citicorp Financial Services Corp., broker-dealers affiliated with Citigroup Global Markets, acting as agents. Citicorp Investment Services and Citicorp Financial Services Corp. will receive as remuneration a portion of the agent’s discount set forth on the cover of this pricing supplement equal to $0.20 per Note for the Notes they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes have been approved for listing on the American Stock Exchange under the symbol “SNQ,” subject to official notice of issuance.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — The Market Value of the Notes May Be Affected by Purchases and Sales of the Stocks Underlying the Nikkei 225 Stock Average or Derivative Instruments Related to the Nikkei 225 Stock Average by Affiliates of Citigroup Funding” in this pricing supplement, “Risk Factors — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements set forth in Rule 2720 of the Conduct Rules of the National Association of Securities Dealers. Client accounts over which Citigroup or its affiliates have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a) it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986, as amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b) if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and accompanying prospectus and prospectus supplement. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

4,941,000 Stock Market Upturn NotesSM

Based Upon the Nikkei 225 Stock Average

Due August 8, 2008

($10 Principal Amount Per Note)

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

April 24, 2007

(Including Prospectus Supplement

Dated April 13, 2006 and

Prospectus Dated March 10, 2006)